SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January, 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

January 23, 2009

Korea Electric Power Corporation (“KEPCO”) will hold the Extraordinary Meeting of Shareholders pursuant to Article 18 of its Article of Incorporation as follows and seeks the attendance of its shareholders:

1. Date/Time : February 12, 2009 at 10:00 AM (Seoul Time)

2. Location : 411, Yeongdong-daero, Gangnam-gu, Seoul 135-791

3. Meeting Agenda :

Selection of a Full-Time Director (sangim-isa in Korean)

Further Details :

Selection of a Full-Time Director – candidate description

Nominee	Details of Information
Byun, Jun-Yeon

•      Date of Birth : November 19, 1954

•      Prior experience as a director of KEPCO : None

•      Previous Position : General Manager of Korean Peninsula Energy Development Organization

•      Current Position : Vice President of Overseas Nuclear Projects Department

•      Education : B.A. in Electric engineering from Korea University

Lee, Do-Shik

•      Date of Birth : November 22, 1951

•      Prior experience as a director of KEPCO : None

•      Previous Position : Head of KEPCO Academy

•      Current Position : Advisor of Seongdong Branch

•      Education : B.A. in Political Science from Kon-Kuk University

Jang, Young-Jin

•      Date of Birth : July 21, 1952

•      Prior experience as a director of KEPCO : None

•      Previous Position : General Manager of Engineering Management Team in KEDO project Department

•      Current Position : Vice President of Technology Policy and Planning Department

•      Education : B.A. in Nucleonics from National Center for Scientific Research in France

Jung, Chan-Ki

•      Date of Birth : March 14, 1953

•      Prior experience as a director of KEPCO : None

•      Previous Position : Vice President of Personnel and General affairs Department

•      Current Position : Head of Seongdong Branch

•      Education : M.A. in Business Administration from So-Gang University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: January 23, 2009